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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                              AETERNA ZENTARIS INC.
                        ---------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F ________    Form 40-F   X
                                                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes ______     No   X
                                            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____






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                                 DOCUMENTS INDEX

Documents Description

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1.      Press release dated February 17, 2006: AEterna Zentaris Strategic
        Shareholder, SGF Sante Inc., Exercises Right to Convert a Term Loan into Common Shares

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                                                        AETERNA ZENTARIS LOGO



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com





                                                          PRESS RELEASE
                                                          For immediate release




AETERNA ZENTARIS STRATEGIC SHAREHOLDER, SGF SANTE INC.,
EXERCISES RIGHT TO CONVERT A TERM LOAN INTO COMMON SHARES


ALL AMOUNTS ARE IN CANADIAN DOLLARS


QUEBEC CITY, CANADA, FEBRUARY 17, 2006 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) today announced that one of its strategic shareholders, SGF Sante Inc. ("SGF"), exercised its right to early convert the entirety of its convertible term loan in the principal amount of $12.5 million it had extended to AEterna Zentaris in April 2003 and that was to mature on March 31, 2006. In accordance with the terms of the convertible term loan, and additional arrangements between AEterna Zentaris and SGF, AEterna Zentaris has issued a total of 3,477,544 of its common shares to the SGF upon conversion of the loan, representing the principal and interest due to the stated maturity date under the loan, based on the conversion price that had been agreed upon in the loan agreement. Upon issuance of the 3,477,544 common shares by AEterna Zentaris, SGF's ownership and voting interest in AEterna Zentaris has increased from 10.75% to 16.59%.

"We are very pleased with this vote of confidence from SGF. We now benefit from an even more solid financial position which will enable us to aggressively pursue our growth strategy," commented Gilles Gagnon, AEterna Zentaris President & Chief Executive Officer.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders. The total number ofAEterna Zentaris issued and outstanding shares now stands at 53,104,902.

AEterna Zentaris also owns 48.4% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.8% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------

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                                                        AETERNA ZENTARIS LOGO


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420 or
(908) 996-3154
jenene.thomas@aeternazentaris.com
---------------------------------



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                              AETERNA ZENTARIS INC.


Date: February 17, 2006       By:/s/Mario Paradis
                                 ----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary